SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2016

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2016

Page Number
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 10
Supplemental Schedule	11 - 12

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
ESSA Bank & Trust 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the ESSA Bank & Trust 401(k) Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the ESSA Bank & Trust 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the ESSA Bank & Trust 401(k) Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ S.R. Snodgrass, P.C.
Cranberry Township, Pennsylvania
June 26, 2017

S.R. Snodgrass, P.C.  2008 Mackanzie Way, Suite 340  Cranberry Township, Pennsylvania 16066  Phone: 724-934-0344  Fax: 724-934-0345

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015

ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock fund	$4,956,409	$4,507,056
Pooled separate accounts	8,767,714	7,989,999
Total investments, at fair value	13,724,123	12,497,055

Guaranteed investment contract,
at contract value	3,249,543	2,212,314

Total investments	16,973,666	14,709,369

Notes receivable from participants	29,757	55,190

Total assets	17,003,423	14,764,559

LIABILITIES
Excess contribution payable	-	12,939

Net assets available for benefits	$17,003,423	$14,751,620

     The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$1,301,700
Interest and dividends on investments	189,834

Total investment income	1,491,534

Interest income on notes receivable from participants	1,436

Contributions:
Contributions by employees	767,103
Rollover contributions	709,348

Total contributions	1,476,451

Total additions	2,969,421

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	698,692
Administrative expenses	18,926

Total deductions	717,618

Net increase	2,251,803

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the period	14,751,620

End of the period	$17,003,423

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the "Plan") for employees of ESSA Bank & Trust (the "Bank") is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.  An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax and after-tax savings features, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.   The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan's investment offerings, and monitors investment performance.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, as well as allocations of Plan earnings based upon participant's account balances at the beginning of the valuation period.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an Individual Retirement Account ("IRA").  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest ranging from 4.25 to 4.50 percent, which is commensurate with local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions.  Loans may be requested for hardship purposes only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.  The financial statements of the Plan are prepared on the accrual basis of accounting.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value.  The fair value of pooled separate accounts is determined using the observable net asset value of the underlying investment.  The fair value of ESSA Bancorp, Inc. common stock fund is determined based on a quoted market price.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Guaranteed Investment Contract

Guaranteed investment contracts held by a defined-contribution plan are required to be reported at contract value which is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participants' loans are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan's sponsor.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan had no excess contributions for the year ended December 31, 2016 and $12,939 in excess contributions for the year ended December 31, 2015.

NOTE 3 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE
 INSURANCE COMPANY

The Plan has a benefit-responsive guaranteed investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The investment contract is considered a "traditional" contract, meaning that the Plan owns the contract itself and not the underlying assets for the investment contract.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Massachusetts Mutual Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the
Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, such as pooled separate accounts and the guaranteed investment contract are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.

The Plan's sponsor absorbs fees related to accounting and miscellaneous administrative expenses.  Such costs amounted to $14,685 for the year ended December 31, 2016.

At December 31, 2016 and 2015, the Plan held 296,866 and 304,274 shares of ESSA Bancorp, Inc. common stock, respectively.  Dividends received on these shares in 2016 totaled $111,902.

NOTE 7 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2016 and 2015, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2016
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock fund	$4,956,409	$-	$-	$4,956,409
Total assets in the fair value hierarchy	4,956,409	-	-	4,956,409
Investments measured at net asset
value (1)	-	-	-	8,767,714

Investments at fair value	$4,956,409	$-	$-	$13,724,123

	December 31, 2015
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock fund	$4,507,056	$-	$-	$4,507,056
Total assets in the fair value hierarchy	4,507,056	-	-	4,507,056
Investments measured at net asset
value (1)	-	-	-	7,989,999

Investments at fair value	$4,507,056	$-	$-	$12,497,055

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common Stock Fund

Valued at the closing price of ESSA Bancorp, Inc.'s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of
 December 31, 2016 and 2015, respectively.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$ 2,361,260	N/A	Daily	Daily
High Yield Bond	165,438	N/A	Daily	Daily
Intermediate Term Bond	436,002	N/A	Daily	Daily
International/Global Growth	415,813	N/A	Daily	Daily
International/Global Small/Mid Cap	115,170	N/A	Daily	Daily
Large Cap Value	-	N/A	Daily	Daily
Large Cap Core	1,136,792	N/A	Daily	Daily
Large Cap Growth	2,148,006	N/A	Daily	Daily
Mid Cap Growth	527,931	N/A	Daily	Daily
Multi Sector Bond	219,194	N/A	Daily	Daily
Small Cap Core	422,545	N/A	Daily	Daily
Small Cap Growth	498,360	N/A	Daily	Daily
Small Cap Value	321,203	N/A	Daily	Daily
Stable Value	-	N/A	Daily	Daily

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$1,607,582	N/A	Daily	Daily
High Yield Bond	138,484	N/A	Daily	Daily
Intermediate Term Bond	428,520	N/A	Daily	Daily
International/Global Growth	473,742	N/A	Daily	Daily
International/Global Small/Mid Cap	97,609	N/A	Daily	Daily
Large Cap Value	191,986	N/A	Daily	Daily
Large Cap Core	919,125	N/A	Daily	Daily
Large Cap Growth	1,796,225	N/A	Daily	Daily
Mid Cap Growth	406,855	N/A	Daily	Daily
Multi Sector Bond	253,306	N/A	Daily	Daily
Small Cap Core	349,485	N/A	Daily	Daily
Small Cap Growth	626,552	N/A	Daily	Daily
Small Cap Value	170,674	N/A	Daily	Daily
Stable Value	529,854	N/A	Daily	Daily

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in common stock fund, pooled separate accounts, and excess contribution payable would be considered financial instruments.  At December 31, 2016 and 2015, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 – SUBSEQUENT EVENTS

Effective March 1, 2017, the Plan was amended to reinstate the employer match.  The Bank will match 100 percent of the participant's annual elective deferrals that do not exceed 3 percent of the participant's compensation, plus 50 percent of the amount of the participant's annual elective deferrals that exceed 3 percent but that do not exceed 5 percent of the participant's compensation.

SUPPLEMENTAL SCHEDULE

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2016

		(c) Description of Investment,
	(b) Identity of	Including Maturity Date,
	Issuer, Borrower,	Rate of Interest, Collateral,		(e) Current Value
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost**

	Common stock
*	ESSA Bancorp, Inc.	ESSA Bancorp, Inc. common stock fund	$-	$4,956,409

	Pooled separate accounts
*	Massachusetts Mutual Life Insurance Company	Premier Core Bond (Barings)	-	436,002
*	Massachusetts Mutual Life Insurance Company	MM S&P 500 Index (Northern Trust)	-	1,136,792
*	Massachusetts Mutual Life Insurance Company	SeIect Mid Cap Growth II (TRP/Frontier)	-	527,931
*	Massachusetts Mutual Life Insurance Company	Premier International Equity (OFI Inst)	-	415,813
*	Massachusetts Mutual Life Insurance Company	Select TRP/LS Blue Chip Growth	-	1,281,762
*	Massachusetts Mutual Life Insurance Company	New Horizons (T Rowe Price)	-	498,360
*	Massachusetts Mutual Life Insurance Company	Washington Mut Invs (American)	-	866,244
*	Massachusetts Mutual Life Insurance Company	NFJ Small Cap Val (AllianzGI)	-	321,203
*	Massachusetts Mutual Life Insurance Company	Int'l New Discovery (MFS)	-	115,170
*	Massachusetts Mutual Life Insurance Company	Strategic Income (Loomis Sayles)	-	219,194
*	Massachusetts Mutual Life Insurance Company	Premier High Yield (Barings)	-	165,438
*	Massachusetts Mutual Life Insurance Company	Premier Oppenheimer Funds Small Cap Opp II	-	422,545
*	Massachusetts Mutual Life Insurance Company	Retirement Balanced (T. Rowe Price)	-	166,205
*	Massachusetts Mutual Life Insurance Company	Retirement 2015 (T. Rowe Price)	-	484,457
*	Massachusetts Mutual Life Insurance Company	Retirement 2025 (T. Rowe Price)	-	601,933
*	Massachusetts Mutual Life Insurance Company	Retirement 2035 (T. Rowe Price)	-	288,782
*	Massachusetts Mutual Life Insurance Company	Retirement 2045 (T. Rowe Price)	-	346,061
*	Massachusetts Mutual Life Insurance Company	Retirement 2055 (T. Rowe Price)	-	26,972
*	Massachusetts Mutual Life Insurance Company	Retirement 2030 (T. Rowe Price)	-	121,756
*	Massachusetts Mutual Life Insurance Company	Retirement 2040 (T. Rowe Price)	-	119,981
*	Massachusetts Mutual Life Insurance Company	Retirement 2020 (T. Rowe Price)	-	163,832
*	Massachusetts Mutual Life Insurance Company	Retirement 2050 (T. Rowe Price)	-	40,507
*	Massachusetts Mutual Life Insurance Company	Retirement 2060 (T. Rowe Price)	-	774
				8,767,714

*	Massachusetts Mutual Life Insurance Company	Guaranteed investment contract	-	3,249,543
*	Notes receivable from participants	Interest rates of 4.25% to 4.50% maturity thru 2020	-	29,757
	Total			$17,003,423

*	Indicates party-in-interest to the Plan
**	Per ERISA guidelines, the cost of the investments is not required to be included on this schedule.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: June 26, 2017	By:	/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer
ESSA Bank & Trust